Exhibit 3.1

Articles of Amendment

S&T Bancorp Inc.’s Articles of Incorporation is hereby amended by deleting paragraph 9 and substituting in its place the following paragraph:

9. Classification of Directors:

All directors elected prior to or at the Corporation’s 2008 Annual Meeting were elected for three year terms, expiring at the third annual meeting following their election. All directors elected at or after the Corporation’s 2009 Annual Meeting shall be elected at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders following their election. Unless they are elected to fill vacancies, the directors shall be elected to hold office until the next annual meeting of shareholders after their election and until their successors shall have been elected and qualified.